NewAmsterdam Pharma Company N.V.

Gooimeer 2-35

1411 DC Naarden

The Netherlands

March 6, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Jason Drory

Re:	NewAmsterdam Pharma Company N.V.
Registration Statement on Form S-3 Filed February 28, 2025
File No. 333-285462

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), NewAmsterdam Pharma Company N.V. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 4:00 p.m. Eastern Time on March 10, 2025, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Brian K. Rosenzweig of Covington & Burling LLP at (212) 841-1108 and that such effectiveness also be confirmed in writing.

Respectfully,

NewAmsterdam Pharma Company N.V.

By:	/s/ Michael Davidson
Name:	Michael Davidson
Title:	Chief Executive Officer and Executive Director

cc: Brian K. Rosenzweig, Covington & Burling LLP